Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

January 31, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:    Vince DeStefano, Division of Investment Management

Re:        The Saratoga Advantage Trust

              (File No. 33-79708 and 811-8542)

Dear Mr. DeStefano:

On behalf of our client The Saratoga Advantage Trust (the “Fund”), thank you for your telephonic comments regarding the registration statement on Form N-1A for the Fund filed with the Securities and Exchange Commission on December 2, 2005.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the Post-Effective Amendment No. 24, which will be filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended, via EDGAR on or before January 31, 2006.

GENERAL COMMENTS

Comment 1.       Please confirm that the Fund is complying with the portfolio manager disclosure requirements per Form N-1A.

Response 1.   The Fund has revised the disclosure to clarify each team and the members jointly and primarily responsible for the day-to-day management of each portfolio of the Fund.

COMMENTS TO PROSPECTUS

Comment 2.       For the Large Capitalization Value Portfolio, please consider adding a discussion of the risks of value style investing.

Response 1.   This disclosure has been added accordingly.

Comment 3.       For the Large Capitalization Growth Portfolio, please consider adding a discussion of the risks of growth style investing.

Response 1.   This disclosure has been added accordingly.

Comment 4.       For the Health & Biotechnology Portfolio, please consider adding a discussion of the risks of growth style investing.

Response 1.   This disclosure has been added accordingly.

Comment 5.       In the “Fees and Expenses” section of the Prospectus, consider moving the footnotes to after the Example.

Response 1.   We respectfully acknowledge the comment, but believe the current placement of the footnote is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and would make it more difficult for a shareholder to locate the footnotes.

Comment 6.       Please attach the Excess Expense Agreement described in the Fees and Expenses section as an exhibit.

Response 1.   The Agreement has been filed as an exhibit.

Comment 7.       In the section “Shareholder Information -- Pricing of Portfolio Shares” please include additional disclosure on fair value pricing.

Response 1.   This disclosure has been added accordingly.

Comment 8.       Please add disclosure regarding risk associated with high portfolio turnover with respect to the Health & Biotechnology Portfolio and the Financial Services Portfolio.

Response 1.   Portfolio turnover risk for the Health & Biotechnology Portfolio and the Financial Services Portfolio are already set forth under the principal risk section for each portfolio.

Comment 9.       In connection with the concentration policy set forth in the SAI for Healthcare & Biotechnology Portfolio, Technology & Communications Portfolio, Financial Services Portfolio and Energy & Basic Materials Portfolio, please clarify the risks to include the risk of concentration.

Response 1.   Existing sector risk disclosure for each portfolio has been clarified.

COMMENTS TO SAI

Comment 10.     Please expand the reasons for portfolio turnover variation as set forth in the “Non-Fundamental Policies  – Portfolio Turnover” section.

Response 1.   The disclosure has been revised accordingly.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

●             the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

●             the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●             the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878 - 3343.  Thank you.

Best regards,

/s/ Carla P. Vogel

Carla P. Vogel